Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, Manager of Sprott Physical Silver Trust

We consent to the incorporation by reference of our reports, each dated March 28, 2018, with respect to the financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-212156 on Form F-10 of Sprott Physical Silver Trust.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 28, 2018

Toronto, Canada